EXHIBIT 99.1



Cleco Corp.
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Analyst Contact:
Cleco Corp.
Russell Davis
(318) 484-7501
Russell.Davis@cleco.com

Investor Contact:
Cleco Corp.
Rodney Hamilton
(318) 484-7593
Rodney.Hamilton@cleco.com

Media Contact:
Cleco Corp.
Fran Phoenix
(318) 484-7467

For Immediate Release

Cleco Corp. Posts 2011 Second-Quarter Earnings of $70.2 Million or $1.15 Per Diluted Share; Company Raises 2011 Earnings Guidance to $2.30 - $2.40 Per Share

- **Higher operating and maintenance expenses reduced second quarter operational earnings of $0.52 per diluted share compared to $0.56 per diluted share for the same period in 2010[1]**
- **Higher expenses, lower AFUDC, offset by revenue, reduced the first six months' operational earnings of $0.99 per diluted share compared to $1.14 per diluted share for the same period in 2010[1]**

PINEVILLE, La., Aug. 3, 2011 – Cleco Corp. (NYSE: CNL) today announced results for the second quarter of 2011.

"With a full six months of new retail rates during 2011, we delivered strong regulated earnings, and as a result, we increased our customer refund accrual by more than $5 million. We are pleased to share this success with our customers, and we are raising our 2011 earnings guidance from a range of $2.25 per share to $2.35 per share to a range of $2.30 per share to $2.40 per share," said Bruce Williamson, president and CEO of Cleco Corp.

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[1] See "Consolidated Earnings – Reconciliation of GAAP to Non-GAAP Measures" for a reconciliation of operational diluted earnings per share (Non-GAAP) to diluted earnings per share applicable to common stock (GAAP) in this news release

"Our financial results for the quarter and the first six months of the year reflect the significant investments we've made in Cleco Power's infrastructure and the successful sale of Acadia Unit 2 to Entergy Louisiana. We continue to make steady progress on our strategic initiatives and our plan to reduce our exposure to the merchant power business," said Williamson.

Earnings Guidance:

Cleco has revised its 2011 consolidated operational earnings target to a range of $2.30 - $2.40 per diluted share. This estimate assumes normal weather for the last two quarters of the year and includes positive impacts from mineral lease payments and amounts anticipated in the second half of the year for new markets tax credits. This estimate excludes adjustments related to life insurance policies and the gain relating to the Acadia Unit 2 transaction. Please refer to "Operational Earnings Adjustments" in this news release for a description of these adjustments on the company's earnings per diluted share in the three and six months ended June 30, 2011 and 2010.

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

| | Diluted Earnings Per Share | |
| | Three months ended June 30 | |
Subsidiary	2011	2010
Cleco Power LLC	$ 0.59	$ 0.64
Cleco Midstream Resources LLC	(0.07)	(0.03)
Corporate and Other[1]	-	(0.05)
Operational diluted earnings per share (Non-GAAP)	0.52	0.56
Adjustments[2]	0.63	0.02
Diluted earnings per share applicable to common stock	$ 1.15	$ 0.58

GAAP refers to United States generally accepted accounting principles.

[1] Includes dividends and redemption costs on preferred stock
[2] Refer to "Operational Earnings Adjustments" in this news release

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

| | Diluted Earnings Per Share | |
| | Six months ended June 30 | |
Subsidiary	2011	2010
Cleco Power LLC	$ 1.08	$ 1.18
Cleco Midstream Resources LLC	(0.08)	(0.07)
Corporate and Other[1]	(0.01)	0.03
Operational diluted earnings per share (Non-GAAP)	0.99	1.14
Adjustments[2]	0.64	1.92
Diluted earnings per share applicable to common stock	$ 1.63	$ 3.06

GAAP refers to United States generally accepted accounting principles.

[1] Includes dividends and redemption costs on preferred stock
[2] Refer to "Operational Earnings Adjustments" in this news release

Financial Highlights:

Second Quarter 2011
- Cleco reports second-quarter earnings applicable to common stock of $70.2 million or $1.15 per diluted share compared to $35.2 million or $0.58 per diluted share for the second quarter of 2010.

Year-to-Date 2011
- Cleco reports earnings applicable to common stock for the first six months of 2011 of $99.2 million, or $1.63 per diluted share, compared to $185.1 million, or $3.06 per diluted share for the first six months of 2010.

Quarter-Over-Quarter Operational Diluted Earnings Per Share Reconciliation:

$ 0.56	**2010 second-quarter operational diluted earnings per share**
(0.01)	Non-fuel revenue, net of rate refund accrual
(0.06)	Other expenses, net
0.01	AFUDC (allowance for funds used during construction)
0.01	Income taxes
$ (0.05)	**Cleco Power results**
(0.04)	**Cleco Midstream results**
0.05	**Corporate results**
$ 0.52	**2011 second-quarter operational diluted earnings per share**
0.63	**Adjustments[1]**
$ 1.15	**Reported GAAP diluted earnings per share**

[1]Refer to "Operational Earnings Adjustments" in this news release

Cleco Power

- **Non-fuel revenue decreased earnings by $0.01 per share compared to the second quarter of 2010** primarily due to the estimated accrual for a rate refund of $0.05 per share, partially offset by $0.03 per share related to sales of fuel oil and $0.01 per share of higher electric sales, generally resulting from favorable weather.

- **Other expenses, net, were $0.06 per share higher compared to the second quarter of 2010** primarily due to $0.05 per share of higher employee benefit costs and administrative expenses and higher generating station maintenance work, primarily from an outage at Acadia Unit 1 and higher general maintenance work at Madison Unit 3. Interest charges increased $0.02 per share primarily due to the November 2010 issuance of $250.0 million senior notes, partially offset by the repayment of insured quarterly notes and a bank term loan in October 2010 and November 2010, respectively. These increases were partially offset by $0.01 per share due to the absence of expenses related to fixed-price power that was provided to a wholesale customer in the second quarter of 2010.

- **AFUDC equity, primarily associated with the Acadiana Load Pocket transmission project, increased earnings by $0.01 per share compared to the second quarter of 2010.**

- **Lower income taxes increased earnings by $0.01 per share compared to the second quarter of 2010** as the result of a $0.04 per share tax impact of a valuation allowance for capital loss carryforwards recorded in 2010 and reversed in 2011, partially offset by $0.03 per share to record tax expense at the annual projected effective tax rate.

Cleco Midstream Resources

- **Evangeline's results decreased earnings by $0.03 per share compared to the second quarter of 2010** primarily due to higher maintenance expenses resulting from an outage.

- **Higher other expenses at Acadia decreased earnings $0.01 per share compared to the second quarter of 2010.**

For a discussion of other transactions affecting the results of Cleco Midstream, please refer to "Operational Earnings Adjustments – Gains from Evangeline and Acadia Units 1 and 2 Transactions" in this news release.

Corporate and Other

- **Lower income taxes increased earnings by $0.04 per share compared to the second quarter of 2010** as the result of $0.03 per share to record tax expense at the consolidated projected annual effective tax rate and $0.01 per share for miscellaneous tax items.

- **Lower other miscellaneous expenses increased earnings by $0.01 per share compared to the second quarter of 2010**.

Year-Over-Year Operational Diluted Earnings Per Share Reconciliation:

$ 1.14	**Six months ended June 30, 2010, operational diluted earnings per share**
0.19	Non-fuel revenue, net of rate refund accrual
(0.17)	Other expenses, net
(0.15)	AFUDC
0.03	Income taxes
$ (0.10)	**Cleco Power results**
(0.01)	**Cleco Midstream results**
(0.04)	**Corporate results**
$ 0.99	**Six months ended June 30, 2011, operational diluted earnings per share**
0.64	**Adjustments[1]**
$ 1.63	**Reported GAAP diluted earnings per share**

[1]Refer to "Operational Earnings Adjustments" in this news release

Cleco Power

- **Non-fuel revenue increased earnings by $0.19 per share compared to the first six months of 2010** primarily due to $0.26 per share related to the base rate increase that became effective in February 2010, which included Madison Unit 3 and the investment in Acadia Unit 1. Also included in revenue were amounts related to the completed portions of the Acadiana Load Pocket transmission project. Partially offsetting this increase was $0.06 per share of lower electric sales, primarily related to milder winter weather in the first quarter of 2011. Also contributing to the increase in non-fuel revenue was $0.04 per share from sales of fuel oil and higher mineral lease payments. Partially offsetting this increase was the estimated accrual for a rate refund of $0.05 per share.

- **Other expenses, net were $0.17 per share higher compared to the first six months of 2010** primarily due to $0.11 per share of higher generating station operating and maintenance expenses, primarily as a result of Madison Unit 3 being placed in service and the acquisition of Acadia Unit 1 both in the first quarter of 2010, and higher employee benefit costs and administrative expenses. Partially offsetting these increases were lower professional fees. Also contributing to the increase was $0.05 per share of higher depreciation expense, $0.05 per share of higher interest charges and $0.01 per share of higher taxes other than income taxes. Partially offsetting these increases were $0.03 per share of lower capacity payments and $0.02 per share from the absence of expenses related to fixed-price power that was provided to a wholesale customer during the first six months of 2010.

- **AFUDC, primarily associated with the first quarter 2010 completion of the Madison Unit 3 project, reduced earnings $0.15 per share compared to the first six months of 2010.**

- **Lower income taxes increased earnings by $0.03 per share compared to the first six months of 2010** due to the absence in 2011 of $0.03 per share of tax expense resulting from healthcare legislation changes affecting Medicare Part D, $0.04 per share for the tax impact of a valuation allowance for capital loss carryforwards recorded in 2010 and reversed in 2011, and $0.01 per share to record tax expense at the annual projected effective tax rate. Partially offsetting these increases was the absence in 2011 of the $0.05 per share reduction in tax expense that occurred as a result of the implementation of new retail base rates.

Cleco Midstream Resources

- **Evangeline's results decreased $0.05 per share compared to the first six months of 2010** primarily due to higher maintenance expenses and lower tolling revenue resulting from the Evangeline restructuring and pricing of the new tolling agreement. Partially offsetting this decrease was lower interest charges.

- **Acadia's results increased $0.05 per share compared to the first six months of 2010** primarily due to lower maintenance expenses related to outages and the sale of Acadia Units 1 and 2, and the contractual expiration of an underlying indemnification related to the sale of Acadia Unit 1.

- **Higher other expenses at Midstream decreased results $0.01 per share compared to the first six months of 2010.**

For a discussion of other transactions affecting the results of Cleco Midstream, please refer to "Operational Earnings Adjustments — Gains from Evangeline and Acadia Units 1 and 2 Transactions" below.

Corporate and Other

- **Higher income taxes decreased earnings by $0.03 per share compared to the first six months of 2010** as a result of $0.06 per share to record tax expense at the annual projected effective tax rate, partially offset by $0.03 per share for miscellaneous tax items.

- **Higher other miscellaneous expenses decreased earnings by $0.01 per share compared to the first six months of 2010**.

Operational Earnings Adjustments:

Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Operational earnings as presented here may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of operational earnings per share to reported GAAP earnings per share.

Reconciliation of Operational Diluted Earnings Per Share to Reported GAAP Diluted Earnings Per Share

	Diluted Earnings Per Share Three months ended June 30	
	2011	2010
Operational diluted earnings per share	$ 0.52	$ 0.56
Tax levelization	-	0.02
Gain from Acadia Unit 2 transaction	0.63	-
Reported GAAP diluted earnings per share applicable to common stock	$ 1.15	$ 0.58

	Diluted Earnings Per Share Six months ended June 30	
	2011	2010
Operational diluted earnings per share	$ 0.99	$ 1.14
Life insurance policy adjustments	0.01	-
Gain from Evangeline transaction	-	1.51
Gain from Acadia Unit 1 transaction	-	0.41
Gain from Acadia Unit 2 transaction	0.63	-
Reported GAAP diluted earnings per share applicable to common stock	$ 1.63	$ 3.06

Reconciling adjustments from operational diluted earnings per share to GAAP diluted earnings per share are as follows:

Life Insurance Policy Adjustments

Cleco has life insurance policies covering certain members of management. These assets are acquired at fair value and adjusted for changes in market value and any payments/redemptions of cash surrender values. Cleco is unable to predict changes in the market values and amounts of cash surrender values of these policies and management does not consider these adjustments to be a component of operational earnings.

Tax Levelization

Generally accepted accounting principles require companies to apply an effective tax rate to interim periods that is consistent with the company's estimated annual effective tax rate. As a result, quarterly, Cleco projects the annual effective tax rate and then adjusts the tax expense recorded in that quarter to reflect the projected annual effective tax rate. The resulting adjustment for this item had no impact for the second quarter of 2011. During the second quarter of 2010, Cleco recorded a $0.02 per share benefit from the levelization of its annual tax rate to bring the actual tax rate in line with the projected annual effective tax rate. The incremental adjustment for tax levelization is not related to the current quarter's operational earnings because it reflects the effect of the change in tax rates on operational earnings for the prior quarter.

Gains from Evangeline and Acadia Units 1 and 2 Transactions

On Feb. 22, 2010, the then existing Evangeline tolling agreement was terminated and a new tolling agreement was executed with the same counterparty resulting in the recognition of a gain of $1.51 per share for 2010. On Feb. 23, 2010, Cleco Power's acquisition of Acadia Unit 1 and half of Acadia Power Station's common facilities was completed resulting in the recognition of a gain of $0.41 per share for 2010. On April 29, 2011, the sale of Acadia Unit 2 and Acadia Power Station's remaining common facilities was completed resulting in the recognition of a gain of $0.63 per share for 2011. Because these are one-time gains, management does not consider these adjustments to be components of operational earnings.

Cleco management will discuss the company's second-quarter and year-to-date 2011 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Thursday, Aug. 4, 2011. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's website at www.cleco.com by selecting "Investor Relations" and then "Q2 2011 Cleco Corp. Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company, Cleco Power LLC, which serves about 279,000 retail customers across Louisiana. Cleco also operates a wholesale energy business, Cleco Midstream Resources LLC. For more information about Cleco, visit www.cleco.com.

(Unaudited)	For the three months ended June 30					
	(million kWh)			(thousands)		
	2011	**2010**	**Change**	**2011**	**2010**	**Change**
Electric Sales						
Residential	871	854	2.0 %	$ 69,338	$ 62,012	11.8 %
Commercial	648	627	3.3 %	44,309	39,140	13.2 %
Industrial	597	543	9.9 %	21,205	19,050	11.3 %
Other retail	33	34	(2.9)%	2,418	2,249	7.5 %
Surcharge	-	-	-	2,833	1,660	70.7 %
Other	-	-	-	(1,585)	(1,704)	7.0 %
Total retail	2,149	2,058	4.4 %	138,518	122,407	13.2 %
Sales for resale	397	426	(6.8)%	11,039	10,673	3.4 %
Unbilled	204	251	(18.7)%	8,377	23,977	(65.1)%
Total retail and wholesale customer sales	2,750	2,735	0.5 %	$157,934	$157,057	0.6 %

(Unaudited)	For the six months ended June 30					
	(million kWh)			(thousands)		
	2011	**2010**	**Change**	**2011**	**2010**	**Change**
Electric Sales						
Residential	1,831	1,893	(3.3)%	$136,527	$ 108,509	25.8 %
Commercial	1,242	1,219	1.9 %	88,401	68,703	28.7 %
Industrial	1,151	1,087	5.9 %	41,855	33,211	26.0 %
Other retail	66	69	(4.3)%	4,884	4,006	21.9 %
Surcharge	-	-	-	4,550	5,855	(22.3)%
Other	-	-	-	(3,295)	(2,679)	(23.0)%
Total retail	4,290	4,268	0.5 %	272,922	217,605	25.4 %
Sales for resale	843	902	(6.5)%	22,978	19,456	18.1 %
Unbilled	39	127	(69.3)%	(3,893)	34,944	(111.1)%
Total retail and wholesale customer sales	5,172	5,297	(2.4)%	$292,007	$272,005	7.4 %

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CLECO CORP.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the three months ended June 30	2011	2010
Operating revenue		
Electric operations	$ **260,485**	$ 261,101
Tolling operations	**4,222**	4,399
Other operations	**12,983**	10,245
Affiliate revenue	**55**	158
Gross operating revenue	**277,745**	275,903
Electric customer credits	**(4,822)**	-
Operating revenue, net	**272,923**	275,903
Operating expenses		
Fuel used for electric generation	**78,268**	81,558
Power purchased for utility customers	**25,477**	24,508
Other operations	**31,671**	29,845
Maintenance	**28,269**	21,633
Depreciation	**29,985**	29,798
Taxes other than income taxes	**9,464**	8,565
Gain on sale of assets	**(506)**	(98)
Total operating expenses	**202,628**	195,809
Operating income	**70,295**	80,094
Interest income	**170**	80
Allowance for other funds used during construction	**876**	359
Equity income (loss) from investees, before tax	**61,440**	(1,129)
Other income	**1,050**	266
Other expense	**(1,344)**	(2,577)
Interest charges		
Interest charges, including amortization of debt expenses, premium, and discount, net of capitalized interest	**25,935**	24,663
Allowance for borrowed funds used during construction	**(316)**	(145)
Total interest charges	**25,619**	24,518
Income before income taxes	**106,868**	52,575
Federal and state income tax expense	**36,520**	17,389
Net income	**70,348**	35,186
Preferred dividends requirements, net of tax	**15**	12
Preferred stock redemption costs, net of tax	**112**	-
Net income applicable to common stock	$ **70,221**	$ 35,174
Average number of basic common shares outstanding	**60,655,538**	60,431,930
Average number of diluted common shares outstanding	**61,023,439**	60,705,269
Basic earnings per share		
Net income applicable to common stock	$ **1.16**	$ 0.58
Diluted earnings per share		
Net income applicable to common stock	$ **1.15**	$ 0.58
Cash dividends paid per share of common stock	$ **0.28**	$ 0.25

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CLECO CORP.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the six months ended June 30	2011	2010
Operating revenue		
Electric operations	$ **498,953**	$ 513,899
Tolling operations	**7,003**	11,863
Other operations	**25,711**	21,119
Affiliate revenue	**202**	1,307
Gross operating revenue	**531,869**	548,188
Electric customer credits	**(5,256)**	-
Operating revenue, net	**526,613**	548,188
Operating expenses		
Fuel used for electric generation	**175,236**	176,140
Power purchased for utility customers	**33,926**	72,727
Other operations	**59,336**	56,499
Maintenance	**45,078**	35,470
Depreciation	**59,084**	54,051
Taxes other than income taxes	**18,924**	17,367
Gain on sale of assets	**(496)**	(57)
Total operating expenses	**391,088**	412,197
Operating income	**135,525**	135,991
Interest income	**285**	242
Allowance for other funds used during construction	**2,854**	10,165
Equity income from investees, before tax	**62,052**	36,718
Gain on toll settlement	**-**	148,402
Other income	**2,254**	807
Other expense	**(2,661)**	(2,962)
Interest charges		
Interest charges, including amortization of debt expenses, premium, and discount, net of capitalized interest	**53,263**	50,670
Allowance for borrowed funds used during construction	**(1,031)**	(3,718)
Total interest charges	**52,232**	46,952
Income before income taxes	**148,077**	282,411
Federal and state income tax expense	**48,714**	97,256
Net income	**99,363**	185,155
Preferred dividends requirements, net of tax	**26**	23
Preferred stock redemption costs, net of tax	**112**	-
Net income applicable to common stock	$ **99,225**	$ 185,132
Average number of basic common shares outstanding	**60,613,371**	60,374,233
Average number of diluted common shares outstanding	**60,797,545**	60,519,066
Basic earnings per share		
Net income applicable to common stock	$ **1.64**	$ 3.07
Diluted earnings per share		
Net income applicable to common stock	$ **1.63**	$ 3.06
Cash dividends paid per share of common stock	$ **0.53**	$ 0.475

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CLECO CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(Unaudited)

	At June 30, 2011	At Dec. 31, 2010
Assets		
Current Assets		
Cash and cash equivalents	$ 162,126	$ 191,128
Accounts receivable, net	97,050	92,197
Other current assets	304,562	325,525
Total Current Assets	563,738	608,850
Property, plant and equipment, net	2,811,522	2,784,225
Equity investment in investees	13,083	86,732
Prepayments, deferred charges and other	670,376	681,603
Total Assets	$ 4,058,719	$ 4,161,410
Liabilities		
Current Liabilities		
Short-term debt	$ -	$ 150,000
Long-term debt due within one year	12,683	12,269
Accounts payable	114,781	125,923
Other current liabilities	250,558	189,489
Total Current Liabilities	378,022	477,681
Deferred credits	906,276	965,813
Long-term debt, net	1,387,346	1,399,709
Total Liabilities	2,671,644	2,843,203
Shareholders' Equity		
Preferred stock	-	1,029
Common shareholders' equity	1,398,182	1,328,816
Accumulated other comprehensive loss	(11,107)	(11,638)
Total Shareholders' Equity	1,387,075	1,318,207
Total Liabilities and Shareholders' Equity	$ 4,058,719	$ 4,161,410

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, the completion of the Acadiana Load Pocket project, the impact of the global economic environment, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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